Lewis A. Steverson	Corning Incorporated	t 607 974 5262
Senior Vice President and General Counsel	One Riverfront Plaza MP HQ 02 E10 Corning, NY 14831	f 607 974 8656 steversola@corning.com www.corning.com
VIA ELECTRONIC FILING

April 7, 2017

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 4628
Washington, D.C.  20549

Re:	Corning Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 6, 2017
File No. 1-3247

Ladies and Gentlemen:

We are responding to the comments in the Securities and Exchange Commission (the "Staff") letter dated March 31, 2017 to Mr. R. Tony Tripeny, Senior Vice President and Chief Financial Officer of Corning Incorporated ("Corning").  For your convenience, we have included the Staff's comments below (italicized and in bold) followed by our related response.  Additional disclosure or other revisions are bolded for your ease of review.

General

1.
On page 89, you identify Samsung Display Co. Ltd. as a significant customer. Samsung Electronics' website and news articles report that Samsung sells its products in Syria and Sudan.  One article reports that Samsung sold Galaxy Note 7 phones in Syria, and another article reports that Samsung's Galaxy Note 7 contains Corning Gorilla Glass 5. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, distributors, resellers, or other direct or indirect arrangements. In this regard, tell us whether Samsung Display Co. Ltd. or other Samsung entities sell products in Syria or Sudan that incorporate your products, components or technology. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Corning is a leading innovator in materials science with customers and business operations around the world.  Corning maintains a global network of subsidiary companies and as of the filing of Corning's 2016 Form 10-K, manufactured products at 98 plants in 17 countries.

 With respect to business operations in or with Syria and Sudan, Corning confirms the following:

•
Corning has no direct or indirect business ties with the Government of Syria or the Government of Sudan or any entities that are owned or controlled by agencies or departments of the governments of either Syria or Sudan;

•	Corning has no sales to or agreements, commercial arrangements or other contacts with customers, distributors, resellers, or other entities in Syria or Sudan; and
•	Corning has no subsidiaries, affiliates, employees, or offices of any kind in either Syria or Sudan.

As a U.S. company, Corning is committed to maintaining strict compliance with all applicable U.S. export control and economic sanctions laws and regulations restricting dealing in or with Syria, Sudan, or other sanctioned countries, entities or individuals.  Corning's Code of Conduct clearly provides that Corning's employees are responsible for complying with all such laws and regulations promulgated by the U.S. government.  Corning allocates significant resources to develop, implement and maintain a robust export compliance program, which includes written policies and procedures, dedicated personnel, automated screening, training and outreach, audits and recordkeeping.

Corning Sales to Samsung Display Co. Ltd

As noted by the Staff, Corning identified Samsung Display Co. Ltd. ("Samsung Display") as a significant customer of both Corning's Display Technologies and Special Materials Segments in its 2016 Form 10-K.

Corning's Display Technologies segment sells glass substrates for use in liquid crystal display ("LCD") and organic light emitting diode ("OLED") panels for television, smartphone, computer tablet and other display applications.  All sales of Corning display glass to Samsung Display for the production of goods for the period 2014-2016 would have been of glass manufactured and sold by Corning affiliates in South Korea, Taiwan, Japan or China.  Although Corning often knows what particular devices Samsung Display (or its customers) intend to make with Corning's glass, as Corning must typically qualify its glasses on a device basis, Corning does not have any knowledge of or control over where Samsung Display (or its customers) may send products that incorporate Corning glass as a component.

Corning's Specialty Materials segment sells cover glass for use with touch-enabled devices, such as smartphones and computer tablets.  This cover glass is typically sold to companies that finish the glass to certain specifications, thereby transforming the glass from a sheet of glass into finished glass parts, which are sold to other companies in the supply chain.  The finished glass part is typically first incorporated into a touch panel module which is then incorporated into an electronic device.  Corning does at times negotiate agreements with an original equipment manufacturer ("OEM"), even though the glass is sold into the OEM's supply chain, as described above, instead of to the OEM directly.  Corning currently has a contract with Samsung Electronics Co., Ltd. ("Samsung Electronics") ensuring the supply of Corning cover glass to Samsung Electronics' supply chain; this agreement includes by reference Corning's terms of sale, including a provision requiring compliance by the customer with applicable U.S. export control laws in the use or distribution of Corning's products.  As noted above with respect to display glass, the bulk of Corning cover glass provided to Samsung Display or Samsung Electronics is manufactured and sold by Corning subsidiaries in Asia, and such foreign sales are subject to local export regulations rather than U.S. export control laws.    Again, as noted above for display glass, Corning does not have any knowledge of or control over where the OEMs incorporating its glass into their devices as a component ultimately send or sell those devices.

To the extent that Samsung Electronics or Samsung Display may have sold devices containing Corning products as a component to Syria or Sudan, those devices were made out of general inventories of glass sold by Corning to the relevant supply chain and without knowledge by Corning that the end items were destined for an embargoed country.  Further, as explained above, the bulk of the glass sold by Corning for incorporation into Samsung Display or Samsung Electronics products was made and sold overseas by non-U.S. entities, thereby removing it from the applicability of U.S. export control laws.

2.
Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As discussed in our response to comment 1, Corning has no business ties, assets, employees, commercial arrangements or other contacts in Syria or Sudan. Nor does Corning have any knowledge of sales by Samsung Display or Samsung Electronics of devices which contain Corning's products as a component into Syria or Sudan.  Even if such sales occurred, and if Corning had knowledge of them, any Samsung sales into Sudan and Syria for 2016, 2015, and 2014 would have been immaterial to Corning both quantitatively and qualitatively, and no disclosure would have been deemed necessary in Corning's 2016 Form 10-K.

In light of these factors, we do not believe that a reasonable investor would deem the possibility that one of our customers may sell devices, which include Corning glass, into Syria or Sudan to be qualitatively important in making an investment decision in Corning or would such have a negative impact on our reputation and/or our share price.

Corning acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Please direct questions regarding this response to me at (607) 974-8500.

Sincerely,

/s/ Lewis A. Steverson
Lewis A. Steverson
Sr. Vice President & General Counsel

cc:	Wendell P. Weeks, Chairman, Chief Executive Officer and President
R. Tony Tripeny, Sr. Vice President and Chief Financial Officer
Marilyn J. Griffin, Director, Accounting, Compliance & Reporting
Kurt M. Landgraf, Chairman, Corning Board of Directors Audit Committee
Pierre-Alain Sur, PricewaterhouseCoopers LLP